Mail Stop 3561

May 12, 2008

Via Fax & U.S. Mail

Ms. Mary E. Junck
Chief Executive Officer
Lee Enterprises, Inc.
201 N. Harrison Street
Suite 600
Davenport, Iowa 52801

> **Re: Lee Enterprises, Inc.**
> **Form 10-K for the year ended September 30, 2007**
> **Filed November 29, 2007**
> **File No. 1-06227**

Dear Ms. Junck:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Carl. G. Schmidt, CFO
(563) 328-4322